June 15, 2006

FOR IMMEDIATE RELEASE

PrimeWest Announces the Completion of a U.K. Private Placement Note Issuance

CALGARY (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) today announces that it has completed a private placement issuance of £63 million Senior Secured Term Notes (Notes) maturing June 14, 2016. The Notes were purchased by institutional investors in the United Kingdom (“UK”).

Concurrently with the Note issuance, PrimeWest has entered into a swap transaction to fix the aggregate gross proceeds from the issue of these Notes at a principal value of approximately Cdn $131 million. The swap transaction has also allowed PrimeWest to fix the foreign exchange rate applicable to the interest payments for the full term of the Notes and to the principal repayment at maturity of the Notes, eliminating any foreign exchange risk associated with the pounds sterling denominated obligations. The effective annual rate of interest on the Notes following the swap to Canadian dollars is 5.93 percent. Proceeds from the private placement have been used to replace a portion of PrimeWest’s revolving credit facility. The private placement reflects PrimeWest’s financial strategy of maintaining a diversified debt capital structure that includes an appropriate mixture of fixed rate and floating rate debt instruments.

HSBC Securities (Canada) Inc., and affiliates, acted as the Sole Arranger and Private Placement Agent for the private placement.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. are listed on the TSX under the symbol “PWX”.  Five-year Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the Seven-year Convertible Debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

Diane Zuber

Investor Relations Advisor

403-699-7356

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com